John Marconi Corporate History:

Orange Coast Title Company ("OCT" or the "Company"), a California corporation was founded in Orange County, by John L. Marconi in March 1974 as an underwritten title company offering residential resale title services to the real estate industry.

Over the course of the next four decades Orange Coast Title grew by acquiring companies in Nevada, Utah, Oregon, Colorado, Arizona, Texas and more.

Orange Coast Title Family of companies are leaders in technology having developed in house many tools for consumers, escrow, title insurance and real estate agents.

Today, OCT offers title insurance as an agent for several National Title Insurers directly in 46 states, closing services in all 50 States and over 18,000 employees. OCT continues to rank among the top 5 underwritten title company organizations in the United States.